Exhibit (a)(5)(I)

September 25, 2018

Dear Valued Customer,

As you may have already seen, Staples launched their tender offer yesterday morning, allowing Essendant shareholders to begin tendering their shares to Staples and marking an important milestone toward completing our transaction.

We know many of our independent office products resellers have voiced questions about Staples’ plans for Essendant following the completion of the transaction. To that end, we want to share the attached letter we recently received from Staples’ Chief Executive Officer, Sandy Douglas, confirming our discussions with him and others at Staples and outlining the ways this transaction will enhance Essendant’s ability to efficiently deliver a strong product and solution offering at more competitive prices, which will clearly benefit independent resellers.

As you’ll read in Sandy’s letter, this transaction will allow us to benefit from Staples’ lower costs, which will be shared with our customers, and will allow us to leverage Staples’ vast product assortment to provide customers with additional product solutions. In addition, Staples has heard the concerns voiced by some of our customers about how Essendant customer data will be used after the transaction closes. Staples has committed to ensuring that the commercial operations of Essendant and Staples will remain completely separate, as they are today. Staples plans to put in place a strong, externally monitored firewall to ensure that Essendant customer data is entirely insulated from Staples’ sales team.

It is clear from Sandy’s letter that Staples appreciates the unique value proposition of Essendant’s customers and will continue to support their success in the market. We are confident that, upon closing, Essendant customers will quickly see benefits from this arrangement.

Over the coming weeks, Essendant will continue to work toward meeting the regulatory, shareholder and other conditions necessary for completion of the transaction, which we expect to close in the fourth quarter of 2018. As we’ve previously shared, your Essendant point of contact remains the same, and you can be sure that our relationship with you remains our top priority.

Thank you for your continued partnership. We look forward to sharing the benefits of this transaction, continuing to invest in the independent dealer channel, and providing your business with the products and solutions it needs to grow. We will keep you informed of further developments as appropriate, but in the meantime, please feel free to reach out with any additional questions.

Sincerely,

Ric Phillips	Harry Dochelli
Essendant CEO	Essendant President of Office & Facilities

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

Cautionary Statement

This letter contains forward-looking statements, including statements regarding the proposed acquisition of Essendant Inc. (“Essendant”) by Staples, Inc. (“Staples”). From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of Essendant and the expected timing of the proposed transaction with Staples and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means the forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including, but not limited to: uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many Essendant stockholders will tender their shares in the offer; the possibility that competing offers will be made; the ability to receive the required regulatory approvals for the proposed transaction and to satisfy the other conditions to the closing of the transaction with Staples on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Essendant and Staples to terminate the merger agreement; negative effects of the announcement of the transaction with Staples on the market price of Essendant’s common stock and/or on its business, financial condition, results of operations and financial performance; risks associated with transaction-related litigation; and the ability of Essendant to retain and hire key personnel. There can be no assurance that the proposed transaction with Staples or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. It is not possible to anticipate or foresee all risks and uncertainties, and investors should not consider any list of risks and uncertainties to be exhaustive or complete. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Essendant’s statements and reports on Forms 10-K, 10- Q and 8-K and Schedule 14D-9 filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Essendant from time to time. The forward-looking information herein is given as of this date only, and Essendant undertakes no obligation to revise or update it.

Additional Information

The tender offer for shares of Essendant’s common stock has not yet commenced. This letter does not constitute an offer to buy or a solicitation of an offer to sell any securities. The solicitation and offer to buy common stock of Essendant will be made only pursuant to an offer to purchase and related materials that Staples, Egg Parent Inc. (“Parent”) and Egg Merger Sub Inc. (“Merger Sub”) intend to file with the SEC. At the time the tender offer is commenced, Parent and Merger Sub will file with the SEC a Tender Offer Statement on Schedule TO, including the offer to purchase, a letter of transmittal and other related materials, with respect to the tender offer, and thereafter Essendant will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain the Schedule TO, the Schedule 14D-9 and other relevant documents filed with the SEC free of charge from the SEC’s website at www.sec.gov. The documents filed by Essendant with the SEC may also be obtained free of charge at Essendant’s website at www.essendant.com or by contacting Essendant’s Investor Relations Department at (847) 627-2900.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

September 24, 2018

Mr. Ric Phillips

One Parkway North Blvd

Deerfield, IL 60015

(847) 627-7000

Dear Ric:

I wanted to take a moment to summarize the benefits we see from our potential transaction for Staples, Essendant and, most importantly, Essendant’s independent dealer customers.

While we understand that Essendant dealers may be uncertain about working with Staples going forward, we are hopeful they will give Essendant (powered by Staples) a chance to show them what we can do together. I am confident they will see immediate benefits and, over time, even more reasons to maintain and grow their business with us.

I recognize it may be tough for dealers to see themselves working with a company owned by Staples, who they have long viewed as a big, arrogant competitor. For example, some may be worried about Staples leveraging their customer data in competition with them. We can say unequivocally that we will put in place a strong, externally monitored firewall to preserve the integrity of Essendant dealer’s data, keeping it 100% insulated from Staples’s sales teams. Staples’ commercial operations will remain completely separate: dealers, other than the benefits they will receive from Essendant’s added capabilities, will continue to compete with Staples as they do today.

This transaction will allow Essendant to procure product from manufacturers at Staples’ lower cost and allow the combined company to negotiate even better pricing. Independent dealers have a higher cost of goods, disadvantaging them when competing with larger companies that can use their scale to obtain products at lower costs. Essendant’s lower costs, which can be passed on to dealers, will help them narrow this gap and provide additional value to their customers.

Some dealers might ask: why would Staples do this? Our market analysis and experience tells us that independent dealers win business, for the most part, because of the high touch service they provide and their close local and community relationships, while Staples earns business where price and process are deciding factors. Therefore, helping the dealers flourish will grow Essendant’s wholesale business, and the sales and profits for the combined organization.

As such, our goal in this transaction is certainly not to marginalize the dealer community Essendant serves, as this would be self-defeating. Instead, we want to help dealers grow their business and take them to new levels of sales, profits, and strength! Adding our supply chain capabilities, expanded product assortment, and e-commerce innovation to Essendant’s offering can provide dealers with even more resources to help them succeed—accelerating profitable growth for all of us!

In addition, we are working aggressively to make Staples much better at what it does and are hopeful that, by teaming up with Essendant, we can help independent dealers be more effective at what they do. In short, we believe that 1 + 1 can equal much more than 2!

Please feel free to share the contents of this letter with the dealers as you feel is appropriate. I look forward to continuing to work with you to make this transaction a reality and achieve its full promise for Essendant and your independent dealers.

Ric, on a final personal note, I am excited about the potential of working together to support your dealers. I have a personal history of working with local Coca-Cola Bottlers and have seen over and over again the growth potential of empowered local entrepreneurs and their businesses. In a world of bigger and bigger business, there is a winning place for well-connected local companies that are able to get the benefits of scale in their businesses. This is what we hope to help with for you and your dealers.

Sincerely,

/s/ Sandy Douglas
Sandy Douglas
Chief Executive Officer

P.S. As soon as it’s appropriate, let’s have a meeting with the dealers to hear all of their questions and concerns. I know we can win their trust with our actions, but it starts with listening well.

Staples, Inc.

500 Staples Drive

Framingham, MA 01702

staples.com